

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 6, 2007

<u>via U.S. mail and facsimile</u>

E. Lynn Wilkinson
Vice President Finance and
  Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341

> **Re: Omega Flex, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 0-51372**

Dear Mr. Wilkinson:

      We have reviewed your response letter dated July 31, 2007 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Non-GAAP Financial Measures, page 24</u>

1. We note your response to comment 1 in our letter dated July 9, 2007. Specifically, we note that you do not believe the elimination of the litigation expenses related to the class action litigation from operating profits violates Item 10(e) of Regulation S-K. It remains unclear to us how you arrived at such determination. In this regard, we do not believe a distinction should be made between types of litigation expense. However, if such distinction were appropriate, it is unclear how you arrived at a distinction for the class action litigation. In this regard, we note that the plaintiffs of the class action litigation alleged that your corrugated stainless steel tubing products was defective against potential damage caused by the nearby lightning strikes. We further note that since you are currently involved in other product liability cases,

litigation expense appears to be a recurring expense. Therefore, presenting a measure that eliminates such expense violates Item 10(e) of Regulation S-K. However, we do acknowledge that the class action litigation expense is a material expense that would warrant separate disclosure within MD&A.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief